Exhibit 99.1
Shinhan Financial Group 2016 Operating Results

On February 8, 2017, Shinhan Financial Group released its operating results for 2016. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and will be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		4Q 2016	3Q 2016	QoQ Change (%)	4Q 2015	YoY Change (%)
Revenue*	Specified Quarter	6,746,758	9,715,133	-30.55	6,809,580	-0.92

	Cumulative	31,886,022	25,139,264	—	30,674,470	3.95

Operating Income	Specified Quarter	626,130	936,903	-33.17	555,754	12.66

	Cumulative	3,108,642	2,482,512	—	2,973,141	4.56

Income before Income Taxes	Specified Quarter	633,668	948,248	-33.17	556,320	13.90

	Cumulative	3,170,472	2,536,804	—	3,140,577	0.95

Net Income	Specified Quarter	614,399	722,400	-14.95	422,792	45.32

	Cumulative	2,824,919	2,210,520	—	2,445,958	15.49

Net Income Attributable to Controlling Interest	Specified Quarter	612,082	707,905	-13.54	404,028	51.49

	Cumulative	2,774,778	2,162,696	—	2,367,171	17.22

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		4Q 2016	3Q 2016	QoQ Change (%)	4Q 2015	YoY Change (%)
Revenue*	Specified Quarter	2,961,627	5,748,854	-48.48	2,135,151	38.71

	Cumulative	16,568,625	13,606,998	—	14,656,853	13.04

Operating Income	Specified Quarter	376,487	612,723	-38.56	311,393	20.90

	Cumulative	1,958,978	1,582,491	—	1,733,726	12.99

Income before Income Taxes	Specified Quarter	385,008	632,827	-39.16	306,515	25.61

	Cumulative	2,028,724	1,643,716	—	1,875,070	8.19

Net Income	Specified Quarter	428,899	485,089	-11.58	236,970	80.99

	Cumulative	1,940,621	1,511,722	—	1,489,988	30.24

Net Income Attributable to Controlling Interest	Specified Quarter	428,569	484,997	-11.63	236,843	80.95

	Cumulative	1,940,256	1,511,687	—	1,489,654	30.25

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		4Q 2016	3Q 2016	QoQ Change (%)	4Q 2015	YoY Change (%)
Revenue*	Specified Quarter	1,114,622	1,288,087	-13.47	1,140,343	-2.26

	Cumulative	4,672,819	3,558,197	—	4,740,139	-1.42

Operating Income	Specified Quarter	226,894	235,147	-3.51	221,470	2.45

	Cumulative	919,931	693,037	—	880,155	4.52

Income before Income Taxes	Specified Quarter	224,426	229,859	-2.36	219,770	2.12

	Cumulative	910,887	686,461	—	878,070	3.74

Net Income	Specified Quarter	175,142	177,035	-1.07	173,226	1.11

	Cumulative	707,344	532,202	—	694,774	1.81

Net Income Attributable to Controlling Interest	Specified Quarter	183,286	177,396	3.32	173,226	5.81

	Cumulative	715,867	532,581	—	694,774	3.04

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues